SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol registers its corporate holding situation at OCENSA and the corporate holding and corporate group situation on Bioenergy Zona Franca S.A.S., ETC Ltd. and EPI Ltd.

Ecopetrol hereby reports that it registered the following holding and/or corporate group situations in its Certificate of Good Standing and Representation on May 14, 2009:

1.	Corporate holding situation of Ecopetrol S.A. over Oleoducto Central S.A. - OCENSA; and

2.
Corporate holding and corporate group situation of Ecopetrol S.A. over Bioenergy Zona Franca S.A.S., Ecopetrol Transportation Company Limited – ETC Ltd. and Ecopetrol Pipelines International Limited -EPI Ltd.

Bogotá D.C., May 18, 2009

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Ecopetrol is Colombia's largest company and it is integrated in the petroleum chain, positioned among the top 40 oil companies in the world and the four major oil companies in Latin America. Besides Colombia, where over 60% of domestic production is concentrated, it is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol owns the main refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its share in biofuels.

This notice contains statements regarding perspectives of the business, operations and financial results estimates, and information concerning the growth perspectives of Ecopetrol.  All of the foregoing are projections and, as such, exclusively based on the expectations of management as to the future of the company and its continuous access to capital for financing its commercial plan.  The materialization of said estimates in the future will depend on market conditions, regulations, competition, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

For further information, please contact:

Investors Relations Office
Alejandro Giraldo
Telephone: +571-234-5190
E-mail: investors@ecopetrol.com.co <mailto:investors@ecopetrol.com.co>

Relations with the Media (Colombia)
Mauricio Téllez
Telephone: + 571-2345377
Fax: +571-2344480
E-mail: mtellez@ecopetrol.com.co <mailto:mtellez@ecopetrol.com.co>
Web Site: www.ecopetrol.com.co <http://www.ecopetrol.com.co>

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 18, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer